VOYA INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

July 25, 2016

VIA EDGAR

Ms. Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Funds Trust
SEC File Nos. 333-59745; 811-08895

Voya Separate Portfolios Trust

SEC File Nos. 333-141111; 811-22025

Voya Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Ms. Browning:

This letter responds to comments provided to Kristen Freeman and Jennifer Pauly on or about July 12, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment Nos. 85, 60, and 197 (“Amendments”) to the Registration Statements of Voya Funds Trust, Voya Separate Portfolios Trust, and Voya Series Fund, Inc. respectively, (each a “Registrant” and collectively the “Registrants”), filed on or about May 27, 2016 on Form N-1A for the Registrants. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

1.	Comment: The Staff requested that the Registrants confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response: The Registrants so confirm.

2.	Comment: The Staff requested that the Registrants make all conforming changes in all Prospectuses and SAIs.

Response:           The Registrants will make all conforming changes.

3.	Comment: The Staff noted that material portions of the filing are incomplete, e.g., fee table information. The Staff requested that the Registrants acknowledge the purpose of Rule 485(b) and their awareness of Rule 409 and to the extent information is available please make it available to the Staff. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response: It is the Registrants’ understanding that it is general industry practice to file 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrants acknowledge the purpose of Rule 485(b) which includes updating the Prospectus and related SAI in compliance with annual updating requirements pursuant to Section 10(a)(3) of the Securities Act of 1933 and making other non-material changes. The Registrants are aware of Rule 409 and the requested

Ms. Kimberly Browning | July 25, 2016

information will be provided, as required in the Rule 485(b) filing. The Registrants respectfully decline to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirm that these will be completed before the filing goes effective.

4.	Comment: With respect to any legal references made in the prospectus and SAI regarding the Registrants’ investment strategies, the Staff requested the Registrants explain the meaning of those references in an appropriate location and that they comply with plain English requirements as set out in IM Guidance update No. 2014-8.

Response:           The Registrants appreciates the Staff’s comment but believes the language adequately and accurately describes the Registrants’ investment strategies.

5.	Comment: The Staff requested that the Registrants revise the prospectus disclosures related to Item 4 of Form N1-A to remove “open-ended” terms and phrases such as “include but not limited to.”

Response:           The Registrants appreciate the Staff’s comment but feel the disclosure is appropriate.

6.	Comment: The Staff requested that the Registrants disclose that the CTA relies on securities market data and state the sources that the CTA relies on in determining transaction prices.

Response:           The Registrant will add the following description to the noted disclosure:

“The data reflected on the consolidated tape provided by CTA is generated by various market centers, including all securities exchanges, electronic communications networks, and third-market broker-dealers.”

PROSPECTUS

Fees and Expenses of the Funds

7.	Comment: The Staff requested that the Registrants confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Registrants confirm that the line item “Acquired Fund Fees and Expenses” has been included for those funds whose investment in other investment companies and ETFs exceeded 0.01% of average net assets of a fund in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

8.	Comment: With respect to any Fund that uses short sales, the Staff requested that the Registrants confirm if dividends paid on the stocks sold short are included in the Funds’ fee tables.

Response: The Registrants confirm that any dividends paid on stocks sold short by a Fund are included in the respective Fund’s fee table.

9.	Comment: The Staff requested that the Registrants confirm that all material aspects of any waiver, including any exclusions from the waiver, appear in a footnote and that the Registrants also confirm that all contractual agreements with respect to the waivers will be filed as exhibits in a subsequent Post-Effective Amendment.

Response: The Registrants so confirm.

10.	Comment: To the extent that a Fund includes a voluntary fee waiver, the Staff requested that the registrants confirm that disclosure is appropriately not included in the footnote.

Response: The Registrants confirm there are no voluntary fee waivers.

11.	Comment: The Staff requested that the Registrants confirm that the expense ratios reflected in the section entitled “Annual Fund Operating Expenses” of each fund’s prospectus include any leverage costs.

Ms. Kimberly Browning | July 25, 2016

Response:           To the extent a fund had any leverage costs, the Registrants confirm that such costs would be included in the expense ratios.

12.	Comment: The Staff noted that disclosure regarding certain waiver arrangements state that the waiver is subject to possible recoupment by the investment adviser. The Staff requested that the Registrants revise this disclosure to state that the amount of the recoupment of prior year expenses that can be recaptured is limited to the lesser of (i) the expense cap in effect at the time of the waiver, and (ii) the expense cap in effect at the time of recapture.

Response: The Registrants appreciate the Staff’s comment but believes that the requested disclosure is not required to be included as a footnote to the fee table by Form N1-A. Additionally, the Registrants confirm they are in compliance with ARA-73 in instances where a Fund’s fee waiver arrangement is modified to increase a Fund’s expense cap.

Principal Investment Strategies

13.	Comment: The Staff requested that, with respect to the Registrants’ principal investment strategies of the Funds, to confirm that all principal investment strategies are reflected in Item 4 disclosure.

Response:           The Registrants confirm.

14.	Comment: The Staff requested that the Registrants confirm that the derivatives-related disclosure for investing in derivative instruments describes the specific derivative instruments, and their related risks, that the Registrants will use to achieve their investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements in the letter from Barry D. Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute dated July 30, 2010.

Response:           The Registrants confirm.

15.	Comment: The Staff requested that the Registrants confirm that if any of the funds engage in leverage, the principal investment strategies and principle risks correspond to the disclosure.

Response:           The Registrants so confirm.

16.	Comment: With respect to any fund that refers to “ETFs” (exchange-traded funds), the Staff requested that the Registrants define the term at first use.

Response: The Registrants appreciate the Staff’s comment and will consider making this change in future annual updates.

17.	Comment: The Registrants’ principal investment strategies of certain Funds indicate that they may invest in credit default swaps; the Staff requested that the Registrants confirm that they would segregate the full notional value of the credit default swaps.

Response:           The Registrants confirm.

18.	Comment: The Registrants’ principal investment strategies of certain Funds indicate that they may invest in total return swaps; the Staff requested that the Registrants confirm that they would segregate the full notional value of the total return swaps.

Response:           The Registrants confirm.

19.	Comment: With respect to Voya Funds Trust and Voya Separate Portfolios Trust, the Staff requested the Registrants confirm that short sales is not a principle strategy for those Registrants’ Funds.

Response: The Registrants so confirm.

20.	Comment: For any fund that invests in “junk bonds,” the Staff requested the Registrants confirm this term is reflected in Item 4 disclosure.

Ms. Kimberly Browning | July 25, 2016

Response: The Registrants so confirm.

21.	Comment: For those funds that invest in asset-backed and mortgage-backed securities, the Staff requested that the Registrants disclose the types of asset-backed and mortgage-backed securities and the amount to which they can invest.

Response: The Registrants appreciate the Staff’s comment but believe the current disclosure is adequate and further disclosure is not required by Form N-1A.

22.	Comment: For funds that invest in CLO/CDOs and non-agency RMBS, the Staff requests that the Registrants state in correspondence to what extent the fund will invest in issuers excepted from registration under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”). If the funds will invest more than 15% in these entities, explain how the board determined that such instruments are liquid.

Response: Currently, the Registrants do not hold any investments in issuers excepted from registration under Section 3(c)(1) or 3(c)(7) of the 1940 Act.

23.	Comment: For any funds that may invest in hedge funds or private funds as a principle investment strategy, the Staff requests that the Registrant confirm that the funds will treat them as illiquid investments.

Response: Currently, the Registrants do not hold any investments in hedge funds or private funds. In the event that the Registrants hold investments in hedge funds or private funds, the Registrants confirm they will be treated as illiquid investments.

24.	Comment: For any funds that may invest in private funds, the Staff requested that the Registrants state supplementally the percentage of use.

Response: Currently, the Registrants do not hold any investments in private funds.

25.	Comment: With respect to those funds that may invest in exchange-traded funds (“ETFs”), the Staff requested that the Registrants disclose the types of ETFs, in particular identify if the funds invest in leveraged or inverse ETFs, and include specific risks inherent with respect to these investments.

Response:           The Registrants do not invest in leveraged or inverse ETFs. The Registrants believe that the principal risks of investing in exchange-traded funds generally are covered under the risk entitled “Other Investment Companies” in each Fund’s Prospectus and SAI.

26.	Comment: For all funds subject to the 80% test pursuant to Rule 35d-1 under the 1940 Act regarding investment company names (“Rule 35d-1”), the Staff requested that if a fund uses derivatives to comply with such test, the fund disclose this fact and also disclose that the derivatives used have economic characteristics similar to the underlying security. The Staff also requested that the Registrants explain supplementally how the derivatives will be valued (notional or market).

Response: The Registrants confirm that currently Voya Short Term Bond Fund (a series of Voya Funds Trust); and Voya Emerging Markets Corporate Debt Fund and Voya Emerging Markets Hard Currency Debt Fund (both series of Voya Separate Portfolios Trust), may use derivatives to meet the 80% test under Rule 35d-1. The Registrants also confirm that the derivative instruments will have economic characteristics similar to bonds in the case of Voya Short Term Bond Fund, economic characteristics similar to foreign and emerging market fixed-income and floating rate debt instruments in the case of Voya Emerging Markets Corporate Debt Fund, and economic characteristics similar to foreign and emerging market fixed-income and floating rate debt instruments of governments (“Sovereigns”) and governmental entities in the case of Voya Emerging Markets Hard Currency Debt Fund. The use of derivatives towards each Fund’s 80% policy is disclosed in such Fund’s prospectus. The Registrants also confirm that the derivatives currently used by these funds are valued at market value for purposes of testing compliance with Rule 35d-1.

27.	Comment: For those funds that are subject to Rule 35d-1, the Staff requested that the Registrants disclose what will be included in the 20% “basket” of securities.

Ms. Kimberly Browning | July 25, 2016

Response:           The Registrants appreciate the Staff’s comment but believe the principal investment strategies adequately disclose the investments the funds may make, including those which would be part of the “20% basket.”

28.	Comment: With respect to any fund that may lend portfolio securities, the Staff requested that the Registrants confirm: (1) if a fund may use securities lending as a principal investment strategy that it is disclosed in the fund’s prospectus along with appropriate risks; (2) the disclosure indicates the maximum percentage that each fund may devote to securities lending (regulatory maximum is 1/3 of a fund’s assets); (3) the disclosure should also specify that the costs of securities lending is not included in the fund’s expense table; (4) that the fund bears risk of loss with respect to the collateral; and (5) that a fund’s Board has a fiduciary obligation to recall securities for a proxy vote.

Response:           The Registrants appreciate the Staff’s comment and confirm that with respect to each fund that may use securities lending as a principal investment strategy, the maximum percentage that such fund may devote to securities lending is stated in each Fund’s Principal Investment Strategies section in the Prospectus and that such fund discloses the appropriate related risks including risk of loss. With respect to items (3), (4), and (5) listed above, the Registrants appreciate the Staff’s comments but believes the current disclosure in each applicable Fund’s prospectus expense table and SAI is sufficient. We note that the SAI currently states, “A fund could incur losses in connection with the investment of such collateral.” In addition, the SAI states, “A fund will not have the right to vote any securities having voting rights during the existence of the loan, but a fund may call the loan in anticipation of an important vote to be taken by the holders of the securities or the giving or withholding of their consent on a material matter affecting the investment.”

Principal Risks

29.	Comment: For those funds investing in unrated securities, the Staff requested the Registrants include a corresponding unrated securities risk.

Response: The Registrants appreciate the Staff’s comment but believes the current risk disclosure to be adequate.

Voya Funds Trust

30.	Comment: Regarding Voya Floating Rate Fund’s principal investment strategies, the Staff notes the use of “Bank Instruments” as a risk for the Fund. The Staff requests that the Registrant confirm the Fund’s principle investment strategy corresponds with this risk.

Response: The Registrant so confirms.

31.	Comment: Regarding Voya GNMA Income Fund’s principal investment strategies, the Staff notes the use of “Securities Lending” as a risk for the Fund. The Staff requests that the Registrant confirm the Fund’s principle investment strategy corresponds with this risk.

Response: The Registrant so confirms.

32.	Comment: The Staff requested that for funds that invest in other investment companies to disclose whether there is a waiver of fees with respect to investments in affiliated funds.

Response:           The Registrants believe that the principal risks of investing in other investment companies, including the payment of a proportionate share of the expenses of those other investment companies, are covered under the risk entitled “Other Investment Companies” in the funds’ prospectus and statement of additional information.

33.	Comment: The Staff requested that the Registrant confirm or, in the alternative, revise its Prospectus and SAI to reflect that, for Voya Floating Rate Fund, for the purposes of considering its sub-classification as a diversified company and its fundamental industry concentration policy, in situations where the Registrant acquires a participation interest in a lender’s/financial institution’s share of a loan (and is not in privity of contract with the borrower), , the Registrant treats both the interposed financial institutions and the

Ms. Kimberly Browning | July 25, 2016

borrower as issuers. See Pilgrim Prime Rate Trust, SEC No-Action Letter, Fed. Sec. L. Rep. ¶ 79,321 (June 29, 1989).

Response:           The Registrant confirms that in situations such as those described by the Staff, the Registrant treats both the interposed financial institutions and the borrower as issuers.

34.	Comment: The Staff noted that in the risk, “Limited Secondary Market for Floating Rate Loans,” states that, “[f]urthermore, transactions in loans may settle on a delayed basis.” The Staff requests the Registrant clarify the disclosure and confirm that it may take longer than 7 days to settle loans, which may delay redemptions and/or cause the fund to incur losses.

Response:           The Registrant has revised the disclosure to state, “Furthermore, transactions in loans typically settle on a delayed basis and may take longer than 7 days to settle.”

35.	Comment: Please describe in an appropriate section of the prospectus that some bank loans may not be “securities” for certain purposes under the federal securities laws, and that the Fund, therefore, may not benefit from certain protections afforded by the federal securities laws to purchasers of “securities.”

Response:           The Registrant believes this risk is appropriately disclosed under “Credit for Loans” risk located on page 3 of the prospectus, which includes the following statement:

“Investors in loans may not be afforded the protections of the anti-fraud provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, because loans may not be considered “securities” under such laws.”

36.	Comment: With regard to Voya Floating Rate Fund, the Staff requested the Registrant briefly provide a description of structured notes and provide the corresponding risks for structured notes.

Response:           The Registrant appreciates the Staff’s comment but believes the disclosure is adequate. The Registrant notes that structured securities are described in detail in the SAI and that the risks associated with structured notes, including derivatives risk, counterparty risk, and interest rate risk, are including in the Fund’s prospectus.

37.	Comment: With regard to Voya Floating Rate Fund, the Staff requested the Registrant to clarify the term, “other business entities.”

Response: The Registrant appreciates the Staff’s comment but believes the disclosure is adequate. The Registrant notes that the term “other business entities” is intended to refer to issuers that may not be structured as corporations. The Registrant believes this term is sufficiently clear in context.

Voya Separate Portfolios Trust

38.	Comment: For those funds that invest principally in emerging markets securities, the Staff requested that the Registrants declare a method of determining when a security is considered to be an emerging market security.

Response:           The Registrants appreciate the Staff’s comment but believe the current disclosure is adequate.

39.	Comment: Regarding Voya Emerging Markets Local Currency Fund, the Staff requested the Registrant explain what is meant by “local currency” as the Staff believes the fund to be silent on Item 4 disclosure and explain how this meets the requirements of Rule 35d-1 under the Investment Company Act of 1940.

Response:           The Registrants appreciate the Staff’s comment but believe the current disclosure is adequate. As explained in the prospectus, under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings made for investment purposes) in fixed-income and floating rate debt instruments which are denominated in currencies of countries with emerging securities markets and in derivative instruments that provide investment exposure to such securities. The Fund considers instruments denominated in hard currencies (currencies in which investors have confidence and are typically currencies

Ms. Kimberly Browning | July 25, 2016

of economically and politically stable industrialized nations) to be issued in an emerging market currency, if a hard currency is the official currency of the emerging market country and if the instrument is issued under local law. The Registrant believes this adequately and accurately describes investments in local currencies.

40.	Comment: With respect to Voya Investment Grade Credit Fund, the Staff noted the Fund’s principal investment strategies with respect to the Fund’s primary benchmark and its concentration status as of June 30, 2016 states the fund may concentrate in the banking industry. The Staff requests that the Registrant specify the types of related instruments and provide the related risks.

Response: The Registrants appreciate the Staff’s comment but believe the current principal investment strategies specify the types of securities in which the Fund may principal invest, including instruments which may be issued by issuers in the banking industry.

Voya Series Fund, Inc.

41.	Comment: The Staff requested the Registrant confirm that no new share classes are being launched by the Fund.

Response: The Registrant confirms.

42.	Comment: The Staff requested the Registrant confirm that the disclosure in the Voya Money Market Fund’s prospectus complies with Instruction 1 of Item 3 of Form N-1A.

Response: The Registrant confirms.

43.	Comment: With respect to the footnote to the Annual Fund Operating Expenses table, the Staff requested the Registrant revise the footnote to comply with the Plain English rule.

Response: The Registrant appreciates the Staff’s comment but believes the disclosure meets the Plain English rule requirement.

44.	Comment: The Staff requested the Registrant clarify the disclosure to include a description of securities purchased on a when-issued, delayed delivery, or forward commitment basis and further explanation is included in the Statement of Additional Information.

Response: The Registrant appreciates the Staff’s comment but believes the disclosure is adequate.

45.	Comment: The Staff requested the Registrant revise the Money Market Regulatory risk per the Plain English Rule and update the risk to align with the new regulations if necessary.

Response: The Registrant has revised the disclosure as requested.

46.	Comment: The Staff requested the Registrant revise the section entitled “Performance Information” to include the following:

“Prior to May 1, 2016, the fund operated as a prime money market fund and invested in certain types of securities that the fund is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the fund’s conversion to a government money market fund.”

Response: The Registrant has revised the disclosure as requested.

47.	Comment: The Staff requested the Registrant remove the footnote to the performance table as it is neither required nor permitted by Form N-1A.

Response: The Registrant has removed the footnote as requested.

48.	Comment: The Staff requested the Registrant give the fund’s Class A shares’ year-to-date percentage as a footnote to the bar chart.

Ms. Kimberly Browning | July 25, 2016

Response: The Registrant appreciates the Staff’s comment but believes the disclosure is appropriate as given below the bar chart.

49.	Comment: The Staff requested the Registrant confirm that, with respect to choosing a share class, all material differences between the share classes are disclosed.

Response: The Registrant confirms.

50.	Comment: With respect to the section entitled “How Shares are Priced,” the Staff requested the Registrant enhance the disclosure of the Board’s oversight role.

Response: The Registrant appreciates the Staff’s comment but believes the disclosure is adequate. The Registrant notes, supplementally, that the Board of the Fund has determined, in good faith, that it is in the best interests of the Fund and its shareholders to maintain a stable net asset value per share by virtue of the amortized cost method, and that each Fund will continue to use such method only so long as the Board believes such method fairly reflects the market-based net asset value per share of the shares representing an interest in the Fund.

Statements of Additional Information

51.	Comment: With respect to the section entitled “Supplemental Description of Fund Investments and Risks – Investments, Investment Strategies, and Risks,” the Staff noted that the Funds’ non-principal investment strategies as compared to the Funds’ principal investment strategies need to be more clearly noted. The purpose of the SAI is not to repeat the principal investment strategies and risks disclosed in the prospectuses. In addition, the Staff requested that the Registrants confirm that a fund’s principal investment strategies and risks are listed fully in the prospectuses.

Response: The Registrants appreciate the Staff’s comment but declines to make the requested changes. The funds’ SAIs provide disclosure regarding investment strategies beyond those disclosed in the prospectuses and although such disclosure may be otherwise discussed in the prospectuses, the Registrant does not believe it is precluded from providing a description of those investment strategies in the statement of additional information as well. Lastly the Registrants confirm that a fund’s principal investment strategies and risks are listed fully in its prospectuses.

52.	Comment: With respect to asset-backed securities, the Staff objects to excluding all asset-backed securities for purposes of testing compliance with Voya Strategic Income Fund’s and Voya Securitized Credit Fund’s concentration policy. The Staff requests that the disclosure be deleted as it conflicts with section 8(b)(1) and requests the Registrants revise the disclosure to meet the Staff’s position.

Response: The Registrant acknowledges the Staff’s position and is currently discussing a potential response with other members of the Staff.

53.	Comment: For those funds that concentrate their investments, the Staff requested that the Registrants revise these funds’ fundamental investment restrictions regarding concentration in any one industry to include the reference “or group of industries” pursuant to Investment Company Act Release No. 23064.

Response: The Registrants appreciate the Staff’s comment, but believe that revising the fundamental policies in this manner is not required and may otherwise require a shareholder vote.

54.	Comment: The Staff requests the registrant confirm that the funds comply with their concentration policies. The Staff notes that it takes the position that a fund must consider the concentration polices of underlying funds.

Response: The Registrants are not aware of any legal requirement to consider the investment policy of an underlying fund for purposes of determining compliance with an investment policy. The Registrants acknowledge the Staff’s position and will consider modifying the process as requested.

Ms. Kimberly Browning | July 25, 2016

55.	Comment: With respect to the discussion of borrowing in the Fundamental Investment Restrictions, the Staff requested that the Registrants confirm maximum percentages are disclosed and confirm that the disclosure states the borrowing program is continuously monitored.

Response: The Registrants so confirm the maximum percentages are disclosed believe the disclosure regarding fund borrowing is adequate.

56.	Comment: If a fund may pledge, mortgage, or hypothecate assets to secure borrowings, please disclose this as a non-fundamental investment policy and describe any applicable 1940 Act limitations.

Response: The Registrants appreciate the Staff’s comment but believe this is not required by Form N-1A.

57.	Comment: The Staff requested that, for any funds that may not engage in leverage as a principal investment strategy, the Registrants include a non-fundamental investment policy that the fund will not engage in borrowing when the funds’ leveraged assets exceed 5%.

Response: The Registrants appreciates the Staff’s comment but believe the disclosure is adequate.

58.	Comment: The Staff noted that, with respect to Voya Government Money Market Fund, the Statement of Additional information states, “Industry classifications may be changed from time to time to reflect changes in the market place.” The Staff requests the Registrant clarify what this statement means.

Response: The Registrant acknowledges the Staff’s position and is currently discussing a potential response with other members of the Staff.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

July 25, 2016

VIA EDGAR

Ms. Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Funds Trust
SEC File Nos. 333-59745; 811-08895

Voya Separate Portfolios Trust

SEC File Nos. 333-141111; 811-22025

Voya Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Ms. Browning:

Voya Funds Trust, Voya Separate Portfolios Trust, and Voya Series Fund, Inc. (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in these filings. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachments

cc:	Elizabeth J. Reza, Esq.

Rope& Gray LLP